UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

[x]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2003

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5025 Swetland Court, Cleveland, Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(K) SAVINGS PLAN AND TRUST

December 31, 2003

TABLE OF CONTENTS

<u>Independent Auditors' Report</u>

To the Trustees
The AERC 401(K) Savings Plan and Trust

We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the supplemental schedule as of December 31, 2003, as listed in the accompanying contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick, Fedder & Silverman
Bethesda, Maryland
April 23, 2004, except for Note H as to which the date is May 1, 2004.

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2003 and December 31, 2002

	2003	2002
ASSETS		
Investments, at fair value		
Participant directed investments		
Stable Value fund	$ 1,240,696	$ 1,101,326
Income fund	717,292	778,827
Moderate portfolio	704,686	534,347
Stock Index fund	1,974,796	1,547,086
Growth and Income fund	1,424,566	1,060,886
Associated Estates Realty Corporation (AERC)		
Stock fund	346,719	276,820
International fund	79,598	30,027
21st Century Growth Fund	114,794	44,575
Participant notes receivable	223,291	246,827
Net assets available for plan benefits	$ 6,826,438	$ 5,620,721

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2003

Additions to net assets attributed to:
  Investment income

Net appreciation in fair value of investments		$ 1,026,539
Realized loss		(124,975)
Interest and dividends		145,503
Contributions		
Employer	$ 152,079	
Participants	875,008	1,027,087
Total additions		2,074,154

Deductions from net assets attributed to:

Benefits paid to participants		866,968
Expenses paid		1,469
Total deductions		868,437
NET INCREASE		1,205,717

Net assets available for plan benefits

Beginning of year	5,620,721
End of year	$ 6,826,438

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.   Investment Valuation and Income Recognition

Participant notes receivable are valued at cost, which approximates fair value. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year end.

Purchases and sales of investments are recorded on a trade date basis. Investment income is recorded as earned and reinvested in the Plan.

2.   Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

3.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4.   Payment of Benefits

Benefits are recorded when paid.

NOTE B - DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a plan of a controlled group of corporations which became effective April 1, 1990 by execution of the counterparts to the National City Bank Master Savings Plan and Trust Adoption Agreement. On July 1, 1997, an adoption agreement was executed whereby Scudder, Stevens & Clark ("Scudder") replaced National City Bank as Trustee of the Plan.

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution of 50% of the participant's contribution up to a maximum participant contribution of 6% of their gross wages. Effective May 1, 2002, the Plan was amended to reduce the employer matching contribution to 25% of the participant's contribution up to a maximum participant contribution of 6% of their gross wages. Participants may elect to contribute up to 15% of their gross wages and have the option of investing their accounts between eight different investment funds. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Employees hired prior to May 1, 2002 are also immediately vested in the portion of their investment account which includes employer matching contributions plus actual earnings thereon. Employees hired subsequent to May 1, 2002 are subject to a vesting schedule which provides for 100% vesting in employer matching contributions, plus actual earnings thereon after three years of service. Forfeiture of employer matching contributions are to be applied to offset the employer's obligation to make employer matching contributions for the year during which the forfeiture occurs. Forfeitures of $4,569 from 2002 were applied to offset a portion of the employer's matching contribution in 2003.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, monthly payments over a period equal to the shorter of 120 months or the life expectancy of the participant and/or his or her beneficiary, installment payments of a fixed amount to be made until the balance of the participant's account is exhausted, distribution in kind (securities issued by Associated Estates Realty Corporation only), or any reasonable combination of the foregoing or any reasonable time or manner of distribution within the above stated limitations.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE C - INVESTMENTS

The Plan's investments are held by Scudder. The following table presents the fair value of the investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Market Value of Investments

	December 31, 2003 Fair Value	December 31, 2002 Fair Value
Investment at fair value as determined by Scudder		
Stable Value fund	$ 1,240,696	$ 1,101,326
Income fund	717,292	778,827
Moderate portfolio	704,686	534,347
Stock Index fund	1,974,796	1,547,086
Growth and Income fund	1,424,566	1,060,886
Associated Estates Realty Corporation Stock fund	346,719	* -
Other	417,683	598,249
	$ 6,826,438	$ 5,620,721

*Investment does not represent 5% or more of the Plan's net assets at December 31, 2002.

During the year ended December 31, 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $1,026,539.

NOTE D - ACTIVITY BY FUND

The following table presents the changes in investments for the year ended December 31, 2003 by investment fund based on options available to participants.

	Stable Value Fund	Income Fund	Moderate Portfolio	Stock Index Fund	Growth & Income Fund	AERC Stock Fund	Inter-national	21st Century Growth	Participant Notes Receivable	Total
Net assets available for plan benefits as of January 1, 2003	$ 1,101,326	$ 778,827	$ 534,347	$ 1,547,086	$ 1,060,886	$ 276,820	$ 30,027	$ 44,575	$ 246,827	$ 5,620,721
Investment income										
Net appreciation (depreciation) in fair value of investments	-	2,467	107,064	490,554	343,290	47,992	14,404	20,768	-	1,026,539
Realized gain (loss)	-	4,107	(13,449)	(38,941)	(58,189)	(21,444)	(72)	3,013	-	(124,975)
Interest and dividends	49,804	30,449	14,624	-	7,325	29,900	867	-	12,534	145,503
Contributions										
Employer	16,305	18,665	31,773	39,077	31,645	8,984	2,711	2,919	-	152,079
Participants	121,942	101,523	168,166	236,336	168,945	47,210	14,676	16,210	-	875,008
Transfers from other plan	-	-	-	-	-	-	-	-	-	-
Benefits paid to participants and fund transfers	(47,781)	(218,639)	(137,545)	(299,197)	(129,299)	(42,731)	16,985	27,309	(36,070)	(866,968)
Expenses paid	(900)	(107)	(294)	(119)	(37)	(12)	-	-	-	(1,469)
Net assets available for plan benefits as of December 31, 2003	$ 1,240,696	$ 717,292	$ 704,686	$ 1,974,796	$ 1,424,566	$ 346,719	$ 79,598	$ 114,794	$ 223,291	$ 6,826,438

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE E - PARTICIPANT NOTES RECEIVABLE

During 2003, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 5% to 10.5%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31, 2003	December 31, 2002
Net assets available for plan benefits per the financial statements	$ 6,826,438	$ 5,620,721
Amounts allocated to withdrawing participants	(26,704)	-
Net assets available for plan benefits per Form 5500	$ 6,799,734	$ 5,620,721

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to participants per the financial statements	$ 866,968
Add: Amounts allocated to withdrawing participants at December 31, 2003	26,704
Benefits paid to participants per Form 5500	$ 893,672

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but have not yet been paid as of that date.

NOTE H - SUBSEQUENT EVENT

Effective May 1, 2004, Prudential Financial, Inc. replaced Scudder as Trustee of the Plan.

SUPPLEMENTAL INFORMATION

THE AERC 401(K) SAVINGS PLAN AND TRUST

FORM 5500 SCHEDULE H - ITEM IV(I)
SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2003

Identity of Party Involved	Description	Maturity	Interest Rate	Fair Value
Scudder	Stable Value Fund	N/A	N/A	$ 1,240,696
Scudder	Income Fund	N/A	N/A	717,292
Scudder	Pathway Moderate Portfolio	N/A	N/A	704,686
Scudder	Growth and Income Fund	N/A	N/A	1,424,566
Scudder	Stock Index Fund	N/A	N/A	1,974,796
AERC	Stock Fund	N/A	N/A	346,719
Scudder	International Fund	N/A	N/A	79,598
Scudder	21st Century Growth Fund	N/A	N/A	114,794
Participant loans	Participating loans	Various	5%-10.5%	223,291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS
PLAN AND TRUST

Signature	Title	Date
/s/ Jeffrey I. Friedman Jeffrey I. Friedman	Trustee	June 29, 2004
/s/ Lou Fatica Lou Fatica	Trustee	June 29, 2004
/s/ Nan Zieleniec Nan Zieleniec	Trustee	June 29, 2004

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